UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: April 27, 2012

Makita Corporation

Consolidated Financial Results

for the year ended March 31, 2012

(U.S. GAAP Financial Information)

(English translation of “KESSAN TANSHIN”

originally issued in Japanese)

CONSOLIDATED FINANCIAL RESULTS

FOR THE YEAR ENDED MARCH 31, 2012 (Unaudited)

April 27, 2012

Makita Corporation

Stock code: 6586

URL: http://www.makita.co.jp/

Masahiko Goto, President, Representative Director & CEO

1. Summary operating results of the year ended March 31, 2012 (From April 1, 2011 to March 31, 2012)

(1) CONSOLIDATED OPERATING RESULTS

	Yen (million)
	For the year ended March 31, 2011		For the year ended March 31, 2012
		%		%
Net sales	272,630	10.9	295,711	8.5
Operating income	41,909	37.9	48,516	15.8
Income before income taxes	42,730	27.5	46,963	9.9
Net income attributable to Makita Corporation	29,905	34.4	32,497	8.7
Comprehensive income	17,312	(24.4)	28,401	64.1

	Yen
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders	217.08		236.78
Ratio of net income attributable to Makita Corporation to shareholders’ equity	9.9%		10.3%
Ratio of income before income taxes to total assets	11.8%		12.4%
Ratio of operating income to net sales	15.4%		16.4%

Notes:

1.	Amounts of less than one million yen have been rounded.
2.

The table above shows the changes in the percentage ratio of net sales, operating income, income before income taxes, and net income attributable to Makita Corporation against the corresponding period of the previous year.

3.	Equity in net earnings of affiliated companies (including non-consolidated subsidiaries): NIL

(2) SELECTED CONSOLIDATED FINANCIAL POSITION

	Yen (million)
	As of March 31, 2011	As of March 31, 2012
Total assets	372,507	383,256
Total equity	309,678	323,778
Total Makita Corporation shareholders’ equity	307,149	321,253
Total Makita Corporation shareholders’ equity ratio to total assets (%)	82.5%	83.8%

	Yen
Total Makita Corporation shareholders’ equity per share	2,229.63	2,366.50

(3) CONSOLIDATED CASH FLOWS
	Yen (million)
	For the year ended March 31, 2011	For the year ended March 31, 2012
Net cash provided by operating activities	19,617	8,622
Net cash used in investing activities	(19,334)	(4,500)
Net cash used in financing activities	(7,355)	(12,707)
Cash and cash equivalents, end of year	51,833	44,812

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

2. Dividend Information

	Yen
	For the year ended March 31, 2011	For the year ended March 31, 2012	For the year ending March 31, 2013 (Forecast)
Cash dividend per share:
Interim	15.00	15.00	15.00
Year-end	51.00	57.00	(Note	)
Total	66.00	72.00	(Note	)

	Yen (million)
Total cash dividend	9,092	9,804	—
Dividend payout ratio (%)	30.4%	30.4%	—
Dividend to shareholders’ equity ratio (%)	3.0%	3.1%	—

Note:

While the Company has set forth under the Articles of Corporation of the Company that the record date for the payment of dividend shall be the last day of a relevant period, at the present time, the projected amount of dividends as of the said record date has not been determined yet. For further details, refer to “Explanation regarding proper use of business forecasts, and other significant matters” on page 3.

3. Consolidated Financial Performance Forecast for the year ending March 31, 2013 (From April 1, 2012 to March 31, 2013)

	Yen (million)
	For the six months ending September 30, 2012		For the year ending March 31, 2013
		%		%
Net sales	150,500	(1.7)	301,500	2.0
Operating income	22,600	(16.2)	44,000	(9.3)
Income before income taxes	22,700	(7.4)	44,200	(5.9)
Net income attributable to Makita Corporation	15,400	(10.0)	30,000	(7.7)

	Yen
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders	113.44		220.99

4. Other

(1)	Changes in important subsidiaries for the year (Changes in specific subsidiaries accompanied by changes in scope of consolidation): None

(2)	Changes in principle, procedure and representation of the accounting policies concerning consolidated financial statements preparation: None

(3)	Number of shares outstanding (common stock)

1. Number of shares issued (including treasury stock):	As of March 31, 2012:	140,008,760
	As of March 31, 2011:	140,008,760
2. Number of treasury stock:	As of March 31, 2012:	4,258,242
	As of March 31, 2011:	2,251,061
3. Average number of shares outstanding:	For the year ended March 31, 2012	137,244,683
	For the year ended March 31, 2011	137,759,272

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

Information regarding financial statements audit

This consolidated financial results report is not subject to a financial statements audit stipulated under the Financial Instruments and Exchange Act. As of the release date of this document, the financial statements audit under the Financial Instruments and Exchange Act has not been completed.

Explanation regarding proper use of business forecasts, and other significant matters

1.

     Regarding the assumptions for the forecasts and other matters, refer to 1.Operating results (2) Outlook for the year ending March 31, 2013, on page 5. The financial forecasts given above are based on information as available at the present time, and include potential risks and uncertainties. As a consequence of various factors above and other, actual results may vary from the forecasts provided above.

2.

     Makita’s basic policy on the distribution of profits is to maintain a consolidated dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income attributable to Makita Corporation after certain adjustments.

     The Board of Directors plans to meet in April 2013 for a report on earnings for the year ending March 31, 2013. At the time, in accordance with the basic policy regarding profit distribution mentioned above, the Board of Directors plans to propose a dividend equivalent to at least 30% of net income attributable to Makita Corporation. The Board of Directors will submit this proposal to the General Meeting of Shareholders scheduled for June 2013.

     The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income attributable to Makita Corporation per share (after adjustments for special circumstances) and multiplied by 100.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

1. OPERATING RESULTS

1. Operating results

(1) Outline of operations results for the year ended March 31, 2012

In the year ended March 31, 2012, the economy in Western Europe, which was once on a recovery trend, slowed down due to the effects of financial crisis etc. However, German economy grew steadily, supported by strong exports due to the depreciation of the euro. The Russian economy continued to be in good condition thanks to rising crude oil prices. In the United States, the economy remained sluggish because the housing market was still weak, though consumer spending showed some signs of recovery. In Asia and Central and South America, robust capital investments and favorable exports kept the economy growing, but the growth pace slowed due to credit tightening in China and Brazil and the flooding in Thailand. In Japan, the economy didn’t attain the full-scale recovery because exports remained weak due to the yen’s unprecedented appreciation against the Euro and the U.S. dollar, though consumer spending gradually recovered after the Great East Japan Earthquake in March 2011.

Under these circumstances, in development side, Makita continuously expanded its product lines, including those of power tools, rechargeable tools and gardening equipment through the development of smaller and lighter tools or tools with lower noise and vibration. In addition, we set up a development and experimental center for gardening equipment at Nisshin Office (Aichi) in October 2011 to upgrade and extend the product line-ups of engine-powered gardening equipment. In production side, we strengthened our quality control system to continuously produce high-quality brands, while improving a production system so that we could flexibly respond to a change in demand. In sales side, we improved the sales network in China and set up a subsidiary in Slovenia to strengthen its sales system in Balkan countries. Through these steps, we strove to maintain and improve our system of providing sales and after-sales services from immediate proximity to the customers, which had already been our forte.

Our consolidated net sales for this year increased by 8.5% to 295,711 million yen compared to the same period of the previous year. This was because of the rollout of attractive new products as well as the success in expanding sales by making the most of our sales and service structures that have always been our strong point, although the yen’s appreciation resulted in a decline in our overseas sales. Operating income increased by 15.8% to 48,516 million yen (operating income ratio: 16.4%). This was mainly because of a leap in capacity utilization at the plant as well as an increase in net sales. Meanwhile, because of an increase in non-operating expenses, such as foreign exchange losses of 2,150 million yen due to a drastic appreciation of the yen and realized losses on securities of 652 million yen due to a fall in share prices, income before income taxes and net income attributable to Makita Corporation increased by 9.9% to 46,963 million yen (income before income taxes ratio: 15.9%) and by 8.7% to 32,497 million yen (net income attributable to Makita Corporation ratio: 11.0%), respectively.

Net sales results by region were as follows:

Net sales in Japan increased by 15.4% to 53,175 million yen compared to the same period of the previous year, a record amount. This was because of the favorable sales of lithium-ion battery products, the best product line-ups in the industry, and increased demand from post-quake restoration and reconstruction efforts.

Net sales in Europe increased by 6.3% to 123,251 million yen compared to the same period of the previous year. This was due to steady sales in Russia, though demand in Western countries, such as Germany and the U.K., slowed down in the latter half of the current year.

Net sales in North America increased by 1.0% to 37,475 million yen compared to the same period of the previous year. This was primarily because our sales, mainly lithium-ion battery products, remained robust amid sluggish housing market, though our sales suffered a decline in value due to the yen’s appreciation.

Net sales in Asia increased by 12.7% to 26,013 million yen compared to the same period of the previous year. This was because demand steadily recovered in Southeast Asian countries, though China’s tight credit policy and Thailand’s flooding affected our sales.

Sales situation in other regions are as follows. Net sales in Central and South America and Oceania increased by 15.2% to 23,370 million yen and by 15.6% to 17,780 million yen, respectively, compared to the same period of the previous year, because demand was strong in both regions. Net sales in the Middle East and Africa decreased by 0.5% to 14,647 million yen, because economic activities stagnated due to political uncertainty.

4
English Translation of “KESSAN TANSHIN” originally issued in Japanese

(2) Outlook for the year ending March 31, 2013

In developed countries, competition among companies is expected to intensify further because recovery of demand will remain moderate. In emerging countries including Asia where construction demand is expected to expand continuously, markets with a strong orientation toward low-price products are likely to emerge. With trends in crude oil prices and the foreign exchange rates being unpredictable, Makita is expected to continue facing a challenging business environment.

Based on these situations, Makita will strive to reinforce its R&D and product development activities to deliver more user-friendly, earth-conscious power tools and gardening equipment. It will also strengthen the technical development of compact engines. The global production organizations will be strengthened to respond to changes in demand conditions. Sales activities to professional users will be promoted. In addition, aggressive activities will be pursued to maintain and improve our No. 1 sales and after-sales service system in the industry.

Makita will strive to maintain a solid financial position enabling it to implement these measures, which, we believe, will lead to enhancing customer satisfaction and raising Makita’s position in the industry, resulting, in turn, in the improvement of its corporate value.

In projecting the operational results for the next year, we use the following assumptions:

·	An increase in demand for electric power tools from post-quake restoration and reconstruction efforts will remain moderate in Japan.
·	Demand for electric power tools is unlikely to increase in Europe and the United States.
·	Emerging economies will be influenced by the tight-money policy.
·	Labor costs will continue to rise in emerging countries.

To cope with these assumed conditions, Makita will:

·	Strengthen its R&D and product development capabilities with respect to environmentally friendly power tools and gardening equipment;
·	Further expanding and rolling out each product line as a series;
·	Implement production cost-saving measures, taking advantage of its global production organizations; and
·	Strive to improve its marketing and brand power by fine-tuned response to customer needs and further improved after-sales service.

Meanwhile, Makita saw its production surge to record level this year, because it aggressively built up inventory to cope with the recovery of demand. However, Makita expects its production to fall below this year’s level, sending capacity utilization at the plant lower in the next year, because business environment is likely to become tougher as mentioned above.

On the basis of these factors, Makita forecasts the following performance for the year ending March 31, 2013.

Consolidated Financial Performance Forecast for the Year Ending March 31, 2013

	Yen (million)
	For the six months ending September 30, 2012	For the year ending March 31, 2013
Net sales	150,500	301,500
Operating income	22,600	44,000
Income before income taxes	22,700	44,200
Net income attributable to Makita Corporation	15,400	30,000

Assumption:

The above forecast is based on the assumption of exchange rates of 81 yen to the U.S. dollar and 107 yen to the euro.

(Reference):

The actual exchange rate for the year ended March 31, 2012 was 79.1 yen to the U.S. dollar and 109.0 yen to the euro.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation where such objectives will be achieved.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

2. Financial position

(1) Analysis on assets, liabilities and total assets

Total assets as of the end of the year increased by 10,749 million yen to 383,256 million yen compared to the previous year.

The increase was mainly due to an increase in “Inventories” thanks to production increase. On the other hand, the increase was partially offset by a decrease in value of the assets held by Makita’s overseas subsidiaries due to the yen’s appreciation and a decrease in “Cash and cash equivalents”, “Time deposits”, and “Short-term investments” that resulted from payment of dividends and other expenditures.

Total liabilities as of the end of the year decreased by 3,351 million yen to 59,478 million yen compared to the previous year. This decrease was mainly due to the decrease in “Trade notes and accounts payable”.

Total equity as of the end of the year increased by 14,100 million yen to 323,778 million yen compared to the previous year. This increase was mainly attributable to the increase in “Retained earnings”, the increase in “Accumulated other comprehensive loss” due to a change in foreign currency translation adjustment because of the stronger yen against other currencies compared with that as of March 31, 2011, and purchases of the treasury stock.

(2) Analysis on cash flows and financial ratios

Total cash and cash equivalents at the end of the year amounted to 44,812 million yen, decreased by 7,021 million yen compared to the end of the previous year.

(Net Cash Provided by Operating Activities)

Cash collected from customers increased due to an increase in sales. However, net cash provided by operating activities was 8,622 million yen (19,617 million yen for the previous year) because cash paid for purchases of parts and raw materials increased as a result of production increase.

(Net Cash Used in Investing Activities)

Net cash used in investing activities was 4,500 million yen (19,334 million yen for the previous year) due to capital expenditures.

(Net Cash Used in Financing Activities)

Net cash used in financing activities totaled 12,707 million yen (7,355 million yen for the previous year). Major uses of cash were purchases of treasury stock and payments of dividends to shareholders.

(Reference)

Trend information of financial ratios

	As of (year ended) March 31,
	2008	2009	2010	2011	2012
Ratio of operating income to net sales	19.6%	17.0%	12.4%	15.4%	16.4%
Equity ratio	81.9%	84.2%	85.0%	82.5%	83.8%
Equity ratio based on a current market price	116.4%	90.0%	121.3%	143.1%	117.6%
Interest-bearing liabilities to net cash provided by operating activities (years)	0.1	0.0	0.0	0.0	0.3
Interest coverage ratio (times)	108.8	95.6	984.9	400.3	43.5

Definitions:

Operating income to net sales ratio: operating income/net sales

Equity ratio: shareholders’ equity/total assets

Equity ratio based on a current market price: total current market value of outstanding shares/total assets

Interest-bearing liabilities to net cash provided by operating activities

    : interest-bearing liabilities /net cash inflow from operating activities

Interest coverage ratio: net cash inflow from operating activities/interest expense

Notes:

1.	All figures are calculated based on a consolidated basis.
2.	The total current market value of outstanding shares is calculated by multiplying the closing market price at the period end by the number of outstanding shares (after deducting the number of treasury stock.)
3.	Interest-bearing debt includes all consolidated balance-sheet debt on which interest payments are made.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

3. Basic policy regarding profit distribution and cash dividend for the fiscal 2012 and 2013

Makita’s basic policy on the distribution of profits is to maintain a consolidated dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income attributable to Makita Corporation after certain adjustments. With respect to repurchases of its outstanding shares, Makita aims to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit. Also Makita continues to consider execution of own share repurchases in light of trends in stock prices. In this year, Makita repurchased two million shares of its common stock for total 5,033 million yen from December 2011 to January 2012.

Makita intends to maintain a financial position strong enough to withstand the challenges associated with changes in its operating environment and other changes and allocate funds for strategic investments aimed at expanding its global operations.

Our forecast for dividends is as follows;

	For the year ended March 31, 2012 (Result and Forecast)	For the year ending March 31, 2013 (Forecast)
Cash dividend per share:
Interim	15.00 yen	15.00 yen
Year-end	57.00 yen	(Note)
Total	72.00 yen	(Note)
Notes:

The Board of Directors plans to meet in April 2013 for a report on earnings for the year ending March 31, 2013. At such time, in accordance with the basic policy regarding profit distribution mentioned above, the Board of Directors plans to propose a dividend equivalent to at least 30% of net income attributable to Makita Corporation. The Board of Directors will submit this proposal to the General Meeting of Shareholders scheduled for June 2013. However, if certain special circumstances arise, computation of the amount of dividends will be based on consolidated net income attributable to Makita Corporation after certain adjustments.

The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income attributable to Makita Corporation per share (after adjustments for special circumstances) and multiplied by 100.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

2. GROUP STRUCTURE

Makita Corporation (the “Company”) and its consolidated subsidiaries (collectively “Makita”) mainly manufacture and sell portable electric power tools. Makita is comprised of the Company and 50 consolidated subsidiaries.

Group Structure of Makita is outlined as follows;

Outside Customers
Overseas sales subsidiaries: 39
Makita U.S.A. Inc.
Makita Canada Inc.
Makita (U.K.) Ltd.
Makita France SAS
Makita Nederland B.V. (The Netherlands)
S.A. Makita N.V. (Belgium)
Makita S.p.A. (Italy)
Makita Werkzeug GmbH (Germany)
Makita Werkzeug Gesellschaft m.b.H. (Austria)
Makita Sp. z o.o. (Poland)
Makita, S.A. (Spain)
Makita Oy (Finland)
Makita (Australia) Pty. Ltd.
Makita Gulf FZE (U.A.E.)
Other overseas sales subsidiaries: 25
Domestic
Makita Corporation
Sales and manufacturing subsidiary
Makita Numazu Corporation
(Manufacture and sales of gardening equipment)
Other subsidiary: 1
Overseas sales and manufacturing subsidiaries: 3
Dolmar GmbH (Germany)
(Manufacture and sales of gardening equipment)
Makita (China) Co., Ltd.
Makita do Brasil Ferramentas Eletricas Ltda.
Overseas manufacturing subsidiaries: 5
Makita Corporation of America
Makita Manufacturing Europe Ltd. (U.K.)
Makita (Kunshan) Co., Ltd.
Makita EU S.R.L. (Romania)
Makita Manufacturing (Thailand) Co., Ltd.
Commencement of production: July 2012
Other overseas subsidiary: 1
Makita International Europe Ltd. (U.K.)
(Coordination of our overall operations in Europe)
Supply finished goods
Supply parts

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

3. MANAGEMENT POLICIES

1. Basic Policies

Makita has set itself the goal of consolidating a strong position in the global power tool industry as a global supplier of a comprehensive range of power tools that assist people in creating homes and living environments. In order to achieve this, Makita has established strategic business approaches and quality policies such as “A management approach in symbiosis with society” “Managing to take good care of our customers,” “Proactive, sound management” and “Emphasis on trustworthy and reliable corporate culture as well as management to draw out the capabilities of each employee.” Makita aims to generate solid profitability so that Makita can promote its sustained corporate development and meet the needs of its shareholders, customers, and employees as well as regional societies where Makita operates.

2. Target Management Indicators

Makita believes that attaining sustained growth and maintaining high profitability are the ways to increase corporate value. Makita’s specific numerical target is to maintain a stable ratio of operating income to net sales on a consolidated basis of 10% or more.

3. Medium-to-Long-Term Management Strategy

Makita aims to establish high brand recognition and become a “Strong Company” capable of acquiring and maintaining the top market share as an international total supplier of power tools for professional use, pneumatic tools, gardening equipment and other tools in each international region. To achieve these objectives, we will put focus on maintaining and expanding our efforts to develop new products that guarantee great satisfaction to professional users, our global production structure realizing both high quality and cost competitiveness at the same time, and the best marketing and after-sale service structure of the power tools industry in Japan and in international regions.

In order to carry out this management strategy, Makita is focusing its management resources on the professional-use tool category, while maintaining its strong financial position that can withstand any unpredictable changes in the operational environment including those related to foreign exchange risk and country risk.

4. Preparing for the Future

Makita will strive to reinforce its R&D and product development activities to deliver more user-friendly and earth-conscious power tools and gardening equipment. It will also strengthen the technical development of compact engines. The global production organizations will be strengthened to respond to changes in demand conditions. Sales activities to professional users will be promoted. In addition, activities to maintain and improve our No. 1 sales and after-sales service system in the industry will be aggressively promoted. We strive to improve our corporate value.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

4. CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Consolidated Balance Sheets

	Yen (millions)
	As of March 31, 2011		As of March 31, 2012
	Composition ratio		Composition ratio
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	51,833		44,812
Time deposits	15,719		13,504
Short-term investments	33,555		25,125
Trade receivables-
Notes	1,914		1,769
Accounts	46,785		48,445
Less- Allowance for doubtful receivables	(935)		(753)
Inventories	110,595		129,571
Deferred income taxes	6,039		5,898
Prepaid expenses and other current assets	9,990		8,392

Total current assets	275,495	74.0%	276,763	72.2%

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	20,065		20,498
Buildings and improvements	72,201		73,332
Machinery and equipment	73,195		75,460
Construction in progress	1,369		6,594

	166,830		175,884
Less- Accumulated depreciation	(94,792)		(98,146)

Total net property, plant and equipment	72,038	19.3%	77,738	20.3%

INVESTMENTS AND OTHER ASSETS:
Investments	17,069		19,154
Goodwill	721		721
Other intangible assets, net	4,595		4,515
Deferred income taxes	1,403		853
Other assets	1,186		3,512

Total investments and other assets	24,974	6.7%	28,755	7.5%

Total assets	372,507	100.0%	383,256	100.0%

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

	Yen (millions)
	As of March 31, 2011		As of March 31, 2012
	Composition ratio		Composition ratio
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	868		2,351
Trade notes and accounts payable	25,691		21,822
Other payables	4,386		4,313
Accrued expenses	6,125		6,314
Accrued payroll	7,543		7,803
Income taxes payable	4,317		5,293
Deferred income taxes	112		125
Other liabilities	7,183		5,697

Total current liabilities	56,225	15.1%	53,718	14.0%

LONG-TERM LIABILITIES:
Long-term indebtedness	19		12
Accrued retirement and termination benefits	3,128		3,027
Deferred income taxes	746		130
Other liabilities	2,711		2,591

Total long-term liabilities	6,604	1.8%	5,760	1.5%

Total liabilities	62,829	16.9%	59,478	15.5%

EQUITY
MAKITA CORPORATION SHAREHOLDERS’
EQUITY:
Common stock	23,805		23,805
Additional paid-in capital	45,420		45,421
Legal reserve	5,669		5,669
Retained earnings	293,532		316,937
Accumulated other comprehensive income (loss)	(54,824)		(59,066)
Treasury stock, at cost	(6,453)		(11,513)

Total Makita Corporation shareholders’ equity	307,149	82.5%	321,253	83.8%

NONCONTROLLING INTEREST	2,529	0.6%	2,525	0.7%

Total equity	309,678	83.1%	323,778	84.5%

Total liabilities and equity	372,507	100.0%	383,256	100.0%

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

2. Consolidated Statements of Income

	Yen (millions)
	For the year ended March 31, 2011		For the year ended March 31, 2012
	Composition ratio		Composition ratio
NET SALES	272,630	100.0%	295,711	100.0%
Cost of sales	167,851	61.6%	180,541	61.1%

GROSS PROFIT	104,779	38.4%	115,170	38.9%
Selling, general, administrative and others, net	62,870	23.0%	66,654	22.5%

OPERATING INCOME	41,909	15.4%	48,516	16.4%

OTHER INCOME (EXPENSES):
Interest and dividend income	1,313		1,491
Interest expense	(33)		(242)
Exchange gains (losses) on foreign currency transactions, net	(591)		(2,150)
Realized gains (losses) on securities, net	132		(652)

Total	821	0.3%	(1,553)	(0.5)%

INCOME BEFORE INCOME TAXES	42,730	15.7%	46,963	15.9%

Provision for income taxes
Current	11,094		14,309
Deferred	1,365		(135)

Total	12,459	4.6%	14,174	4.8%

NET INCOME	30,271	11.1%	32,789	11.1%
Less: Net income attributable to the noncontrolling interest	(366)	(0.1)%	(292)	(0.1)%

NET INCOME ATTRIBUTABLE TO MAKITA CORPORATION	29,905	11.0%	32,497	11.0%

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

3. Consolidated Statements of changes in Equity and Comprehensive Income (Loss)	Yen (millions)

	For the year ended March 31, 2011
	Makita Corporation shareholders’ equity								Comprehensive income (Loss)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Non- controlling interest	Total	Net income attributable to Makita Corporation	Net income attributable to the non- controlling interest	Total
Beginning balance	23,805	45,420	5,669	270,790	(42,032)	(6,445)	2,466	299,673
Purchases and disposal of treasury stock, net						(8)		(8)
Cash dividends				(7,163)			(136)	(7,299)
Comprehensive income (loss)
Net income				29,905			366	30,271	29,905	366	30,271
Foreign currency translation adjustment					(11,549)		(167)	(11,716)	(11,549)	(167)	(11,716)
Unrealized holding gains (losses) on available-for- sale securities					(838)			(838)	(838)		(838)
Pension liability adjustment					(405)			(405)	(405)		(405)
Total comprehensive income (loss)									17,113	199	17,312
Ending balance	23,805	45,420	5,669	293,532	(54,824)	(6,453)	2,529	309,678

	Yen (millions)
	For the year ended March 31, 2012
	Makita Corporation shareholders’ equity								Comprehensive income (Loss)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Non- controlling interest	Total	Net income attributable to Makita Corporation	Net income attributable to the non- controlling interest	Total
Beginning balance	23,805	45,420	5,669	293,532	(54,824)	(6,453)	2,529	309,678
Purchases and disposal of treasury stock, net		1				(5,060)		(5,059)
Cash dividends				(9,092)			(150)	(9,242)
Comprehensive income (loss)
Net income				32,497			292	32,789	32,497	292	32,789
Foreign currency translation adjustment					(4,806)		(146)	(4,952)	(4,806)	(146)	(4,952)
Unrealized holding gains (losses) on available-for- sale securities					487			487	487		487
Pension liability adjustment					77			77	77		77
Total comprehensive income (loss)									28,255	146	28,401
Ending balance	23,805	45,421	5,669	316,937	(59,066)	(11,513)	2,525	323,778

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

4. Condensed Consolidated Statements of Cash Flows

	Yen (millions)
	For the year ended March 31, 2011	For the year ended March 31, 2012
Net cash provided by operating activities	19,617	8,622
Net cash used in investing activities	(19,334)	(4,500)
Net cash used in financing activities	(7,355)	(12,707)
Effect of exchange rate changes on cash and cash equivalents	(3,385)	1,564

Net change in cash and cash equivalents	(10,457)	(7,021)
Cash and cash equivalents, beginning of year	62,290	51,833

Cash and cash equivalents, end of year	51,833	44,812

5. Notes on the assumptions for a going concern: None

6. Significant Accounting Policies

(1)	Scope of consolidation and equity method

Number of consolidated subsidiaries: 50

Major subsidiaries are as follows;

Makita U.S.A. Inc., Makita (U.K.) Ltd., Makita France SAS, Makita Werkzeug GmbH (Germany),

Makita Oy (Finland), Makita Gulf FZE (UAE), Makita (China) Co., Ltd., Makita (Kunshan) Co., Ltd.,

Makita (Australia) Pty. Ltd. Makita do Brasil Ferramentas Eletricas Ltda.

(2)	Significant Accounting Policies (Summary)

Consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

1. Short-term investments and Investments

Makita classifies investments in debt and marketable equity securities as available-for-sale or held-to-maturity securities. Makita does not hold any marketable or investment securities that are bought and held primarily for the purpose of sale in the near term.

2. Inventories

Inventory costs include raw materials, labor and manufacturing overheads. Inventories are valued at the lower of cost or market price, with cost determined principally based on the average cost method.

3. Property, Plant and Equipment and Depreciation

Property, plant and equipment is stated at cost. For the Company, depreciation is computed principally by using the declining-balance method over the estimated useful lives. Most of the subsidiaries have adopted the straight-line method for computing depreciation.

4. Income Taxes

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The effect on deferred income tax assets and liabilities of a change in tax rates or laws is recognized in income in the period that includes the enactment date.

5. Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

6. Revenue Recognition

Makita recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed or determinable and collectibility is reasonably assured.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

7. Notes to Consolidated Financial Statements (Unaudited)

Condensed Operating segment information

	Yen (millions)
	For the year ended March 31, 2011
	Japan	Europe	North America	Asia	Other	Total	Elimi- nations	Consoli- dated
Sales:
(1) External customers	62,194	115,554	37,573	12,365	44,944	272,630	—	272,630
(2) Inter-segment	51,230	3,171	2,979	101,216	116	158,712	(158,712)	—

Total	113,424	118,725	40,552	113,581	45,060	431,342	(158,712)	272,630

Operating expenses	102,905	105,361	38,698	100,575	38,646	386,185	(155,464)	230,721
Operating income (loss)	10,519	13,364	1,854	13,006	6,414	45,157	(3,248)	41,909

	Yen (millions)
	For the year ended March 31, 2012
	Japan	Europe	North America	Asia	Other	Total	Elimi- nations	Consoli- dated
Sales:
(1) External customers	71,499	123,537	38,073	12,887	49,715	295,711	—	295,711
(2) Inter-segment	54,183	4,094	3,145	108,288	351	170,061	(170,061)	—

Total	125,682	127,631	41,218	121,175	50,066	465,772	(170,061)	295,711

Operating expenses	110,086	113,726	38,921	110,396	43,614	416,743	(169,548)	247,195
Operating income (loss)	15,596	13,905	2,297	10,779	6,452	49,029	(513)	48,516

Net sales by product categories

	Yen (millions)				Increase (Decrease)
	For the year ended March 31, 2011		For the year ended March 31, 2012
	Composition ratio		Composition ratio		(%)
Finished goods	233,097	85.5	253,101	85.6	8.6
Parts, repairs and accessories	39,533	14.5	42,610	14.4	7.8

Total net sales	272,630	100.0	295,711	100.0	8.5

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

Information per share

	Yen
	As of March 31, 2011	As of March 31, 2012
Total Makita Corporation Shareholders’ equity per share	2,229.63	2,366.50

	Yen
	For the year ended March 31, 2011	For the year ended March 31, 2012
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders	217.08	236.78

Note:	Net income per share is calculated on the basis of the average number of shares outstanding during the year.

Average number of shares outstanding is as follows:

    For the year ended March 31, 2012:     137,244,683

    For the year ended March 31, 2011:     137,759,272

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

Short-term investments and Investments

As of March 31, 2011			Yen (millions)
			Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value	Carrying amount
Short-term investments:	Available-for-sale securities:	Corporate debt securities	588	3	—	591	591
		Investments in trusts	4,990	260	55	5,195	5,195
		MMF and FFF	26,720	—	—	26,720	26,720
		Marketable equity securities	671	277	—	948	948
		Total	32,969	540	55	33,454	33,454
	Held-to-maturity securities:	Corporate debt securities	101	—	—	101	101
		Total	101	—	—	101	101
	Total		33,070	540	55	33,555	33,555
Investments:	Available-for-sale securities:	Marketable equity securities	7,486	4,552	238	11,800	11,800
		Total	7,486	4,552	238	11,800	11,800
	Held-to-maturity securities:	Corporate debt securities	3,964	1	43	3,922	3,964
		Government debt securities	200	1	—	201	200
		Public debt securities (except Government debt securities)	706	1	—	707	706
		Total	4,870	3	43	4,830	4,870
	Total		12,356	4,555	281	16,630	16,670
In addition to the above investments, Makita holds 399 million yen of non-marketable equity securities (carried at cost).

As of March 31, 2012			Yen (millions)
			Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value	Carrying amount
Short-term investments:	Available-for-sales securities:	Corporate debt securities	589	2	—	591	591
		Investments in trusts	6,074	451	13	6,512	6,512
		MMF and FFF	13,336	—	—	13,336	13,336
		Marketable equity securities	606	262	—	868	868
		Total	20,605	715	13	21,307	21,307

	Held-to-maturity securities:	Corporate debt securities	3,517	1	3	3,515	3,517
		Public debt securities (except Government debt securities)	301	—	1	300	301
		Total	3,818	1	4	3,815	3,818
	Total		24,423	716	17	25,122	25,125
Investments:	Available-for-sales securities:	Marketable equity securities	7,173	4,704	—	11,877	11,877
		Total	7,173	4,704	—	11,877	11,877

	Held-to-maturity securities:	Corporate debt securities	6,086	10	18	6,078	6,086
		Government debt securities	200	1	—	201	200
		Public debt securities (except Government debt securities)	604	4	—	608	604
		Total	6,890	15	18	6,887	6,890
	Total		14,063	4,719	18	18,764	18,767

    In addition to the above investments, Makita holds 387 million yen of non-marketable equity securities (carried at cost).

Significant Subsequent Events : None

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

SUPPORT DOCUMENTATION (CONSOLIDATED)

1. Consolidated Financial Results and Forecast

	Yen (millions)
	For the year ended March 31, 2010		For the year ended March 31, 2011		For the year ended March 31, 2012
	(%)		(%)		(%)
Net sales	245,823	(16.4)	272,630	10.9	295,711	8.5
Domestic	42,697	(7.6)	46,065	7.9	53,175	15.4
Overseas	203,126	(18.0)	226,565	11.5	242,536	7.0
Operating income	30,390	(39.3)	41,909	37.9	48,516	15.8
Income before income taxes	33,518	(24.6)	42,730	27.5	46,963	9.9
Net income attributable to Makita Corporation	22,258	(33.1)	29,905	34.4	32,497	8.7
Earning per share (Basic) Net income attributable to Makita Corporation common shareholders (Yen)	161.57		217.08		236.78
Cash dividend per share (Yen)	52.00		66.00		72.00
Dividend payout ratio (%)	32.2		30.4		30.4
Employees	10,328		12,054		12,563

			Yen (millions)
			For the six months ending September 30, 2012 (Forecast)		For the year ending March 31, 2013 (Forecast)
			(%)		(%)
Net sales			150,500	(1.7)	301,500	2.0
Domestic			26,300	4.1	54,500	2.5
Overseas			124,200	(2.8)	247,000	1.8
Operating income			22,600	(16.2)	44,000	(9.3)
Income before income taxes			22,700	(7.4)	44,200	(5.9)
Net income attributable to Makita Corporation			15,400	(10.0)	30,000	(7.7)
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders (Yen)			113.44		220.99
Cash dividend per share (Yen)			15.00		(Note 2)

Notes:

1.	The table above shows the changes in the percentage ratio of net sales, operating income, income before income taxes, and net income attributable to Makita Corporation against the previous year.
2.	Regarding our forecast for dividends, refer to page 7.

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English Translation of “KESSAN TANSHIN” originally issued in Japanese

2. Consolidated Net Sales by Geographic Area

	Yen (millions)
	For the year ended March 31, 2010		For the year ended March 31, 2011		For the year ended March 31, 2012
		(%)		(%)		(%)
Japan	42,697	(7.6)	46,065	7.9	53,175	15.4
Europe	109,106	(20.4)	115,977	6.3	123,251	6.3
North America	34,509	(18.4)	37,111	7.5	37,475	1.0
Asia	18,373	(16.5)	23,073	25.6	26,013	12.7
Other regions	41,138	(11.4)	50,404	22.5	55,797	10.7
Central and South America	15,228	(9.0)	20,295	33.3	23,370	15.2
Oceania	13,116	(0.7)	15,383	17.3	17,780	15.6
The Middle East and Africa	12,794	(22.3)	14,726	15.1	14,647	(0.5)
Total	245,823	(16.4)	272,630	10.9	295,711	8.5
Note:

The table above sets forth Makita’s consolidated net sales by geographic area based on the customer’s location for the years presented. Accordingly, it differs from operating segment information on page 15. The table above shows the changes in the percentage ratio of Net sales against the corresponding period of the previous year.

3. Exchange Rates

	Yen
	For the year ended March 31, 2010	For the year ended March 31, 2011	For the year ended March 31, 2012	For the year ending March 31, 2013 (Forecast)
Yen/U.S. Dollar	92.89	85.73	79.06	81
Yen/Euro	131.18	113.12	109.00	107

4. Production Ratio (unit basis)

	For the year ended March 31, 2010	For the year ended March 31, 2011	For the year ended March 31, 2012
Domestic	16.8%	14.5%	12.2%
Overseas	83.2%	85.5%	87.8%

5. Consolidated Capital Expenditures, Depreciation and Amortization, and R&D cost

	Yen (millions)
	For the year ended March 31, 2010	For the year ended March 31, 2011	For the year ended March 31, 2012	For the year ending March 31, 2013 (Forecast)
Capital expenditures	10,837	9,742	13,481	14,000
Depreciation and amortization	8,308	7,557	7,237	7,800
R&D cost	6,782	7,283	7,603	8,500

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English Translation of “KESSAN TANSHIN” originally issued in Japanese